The Stanley Works
1000 Stanley Drive
New Britain, CT 06053
July 9, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Re:       The Stanley Works Form 10-K for the fiscal year ended January 3, 2009 File No. 1-5224
Dear Mr. Decker:
The following is in response to your letter dated June 24, 2009 with two comments regarding our response to your initial letter dated May 27, 2009 pertaining to the above referenced 2008 Form 10-K filing. We will further clarify our disclosures in future filings in response to your comments as discussed below. The disclosure revisions compared to our originally filed 2008 10K are underlined.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Financial Condition, page 24
1.	We have reviewed your response to prior comment 3 of our letter dated May 27, 2009. Given your response that your interest coverage ratio compares EBITDA to interest expense as both terms are defined in the debt agreement, it is unclear if you define EBITDA as earnings before interest, taxes, depreciation and amortization. To the extent EBITDA is not computed as commonly defined, please revise the title you use in future filings so that it conveys this. One choice may be to call it adjusted EBITDA.
Response:
The Company will revise the term EBITDA to “adjusted EBITDA”, and also “interest expense” to “adjusted interest expense”. The disclosure in Item 1A Risk Factors describing the covenant will be as follows:
The Company has an interest coverage covenant that must be maintained to permit continued access to its $800 million Revolving Credit Facility. The interest coverage ratio tested for covenant compliance compares adjusted Earnings Before Interest, Taxes, Depreciation and Amortization to adjusted Interest Expense (“adjusted EBITDA”/ “adjusted Interest Expense”), as both terms are defined in the debt agreement.

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Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, excluding certain restructuring charges and with interest expense adjusted as follows. Adjusted interest expense excludes imputed (non-cash) interest expense in respect of convertible bonds issued by the Company as calculated in accordance with the Financial Accounting Standards Board’s Staff Position Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The ratio required for compliance is 3.5 adjusted EBITDA to 1.0 adjusted Interest Expense and is computed quarterly, on a rolling twelve months (last twelve months) basis. Under this covenant definition, the interest coverage ratio was 9.2 times adjusted EBITDA or higher in each of the 2008 quarterly measurement periods. Management does not believe it is reasonably likely the Company will breach this covenant.
Critical Accounting Estimates, page 30
Goodwill and Intangible Assets, page 31
2.	We have reviewed your response to prior comment 4 of our letter dated May 27, 2009. As we previously requested, please disclose in future filings quantitative descriptions of the material assumptions used to determine fair value in your impairment analysis. You should disclose quantitative descriptions of the discount rates, revenue growth rates, projected cost reductions and efficiencies, and projected long-term growth rates. In addition, please disclose a sensitivity analysis of the assumptions used based upon reasonably likely changes. Please show us what your supplemental response will look like.
Response:
In the revisions indicated below, discount rates and perpetual growth rates were clarified as the key assumptions underlying the determination of fair values, with quantitative disclosure and related sensitivity analysis provided in relation to the third quarter 2008 annual impairment testing. We have also disclosed near-term revenue growth rates. Cost reductions and efficiencies for the fastening systems reporting unit are discussed relative to interim procedures performed in the fourth quarter of 2008. The following revised disclosure addresses these factors.
GOODWILL AND INTANGIBLE ASSETS: The Company acquires businesses in purchase transactions that result in the recognition of goodwill and other intangible assets. The determination of the value of intangible assets requires management to make estimates and assumptions. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) acquired goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and when an event occurs or circumstances change that indicate it is more likely than not an impairment exists. Other intangible assets are amortized and are tested for impairment when appropriate. The Company completed acquisitions in 2008 and 2007 valued at $572 million and $646 million respectively. The assets and liabilities of acquired businesses are recorded at fair value at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company reported $1.747 billion of goodwill and $300 million of indefinite-lived trade names at January 3, 2009.

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In accordance with SFAS 142, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment as defined in SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” or one level below a reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. The Company has six reporting units, each of which is one level below the reported operating segment level. If the carrying value of a reporting unit (including the value of goodwill) is greater than its fair value an impairment may exist. An impairment charge would be recorded to the extent that the recorded value of goodwill exceeded the implied fair value.
The Company assesses the fair value of its reporting units based on a discounted cash flow valuation model. The key assumptions used are discount rates and perpetual growth rates applied to cash flow projections. Also inherent in the discounted cash flow valuation are near-term revenue growth rates over the next five years. These assumptions contemplate business, market and overall economic conditions. The fair value of indefinite-lived trade names is also assessed using a discounted cash flow valuation model. The key assumptions used include discount rates, royalty rates, and perpetual growth rates applied to the projected sales.
While the Company has not recorded goodwill or other intangible asset impairment losses in many years, it is possible impairments may occur in the future in the event expected profitability, cash flows or trade name usage change from current estimates. This is particularly the case with respect to the convergent security solutions reporting unit which encompasses many recent acquisitions, and the fastening systems reporting unit which continues to rationalize its cost structure. Deteriorating global economic conditions increase the risk that impairment losses may occur in the future.
As required by the Company’s policy, goodwill and indefinite-lived trade names were tested for impairment in the beginning of the third quarter of 2008. Based on this testing, the Company determined that the fair value of its reporting units and indefinite-lived trade names exceeded their carrying values and there were no impairment charges recorded. The discount rate used was 9.5% for all reporting units. The near-term revenue growth rates and the perpetual growth rates, which varied for each reporting unit, ranged between -1% to 6%, and 2%-5%, respectively. Management performed a sensitivity analysis on the fair values resulting from the discounted cash flows valuation utilizing more conservative assumptions considering reasonably likely changes. The discount rate could be increased by at least 150 basis points in all reporting units without an impairment indicated. Perpetual growth rates could be decreased by at least 200 basis points in all reporting units without an impairment indicated. Based upon the procedures performed, the goodwill of our reporting units is not impaired.
In 2008 as compared with 2007, in consideration of market conditions, the discount rate assumption increased 30 basis points and perpetual growth rates decreased 100 basis points in some reporting units which had the effect of reducing the estimated fair values. The methodology applied in testing goodwill for impairment was consistent with prior periods.
During the fourth quarter of 2008, as a result of deteriorating global economic conditions and an associated decline in the expected profitability of the Company as compared with earlier projections and historical operating results, management reviewed goodwill to determine if an impairment had more likely than not occurred. Additional consideration was given to the convergent security solutions reporting unit

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(part of the Security segment) as well as the fastening systems reporting unit (part of the CDIY segment). The convergent security business was reviewed due to its $840 million goodwill balance at year end 2008 as a result of recent acquisitions and fastening systems because its sales decline and profit margins were below the Company’s expectations. Restructuring and other actions were initiated to improve the profitability and cash flows of fastening systems. The Company considered approximately $11 million in cost reductions and efficiencies from two fastening systems plant closures that were approved in the fourth quarter and will occur in 2009. At year end 2008, the carrying values of the convergent security solutions and fastening systems reporting units were approximately $1.3 billion and $170 million, respectively. The fair values of these reporting units were estimated to be at least 25% higher than their carrying values. As a result of this analysis and considering reasonably likely changes in assumptions as discussed above, management does not believe an impairment is more likely than not to exist.
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We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions pertaining to the foregoing, please feel free to contact me or Michele Webster, Director of External Reporting, at (860) 827-3858 or (860) 827-3877, respectively.
Sincerely,
/s/ Donald Allan, Jr.
Donald Allan, Jr.
Vice President and Chief Financial Officer

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